OMB APPROVAL
OMB Number: 3235-0145
Expires: January 31, 2006
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Global Telecom & Technology, Inc.

(Name of Issuer)
Common Stock, par value $.0001 per share

(Title of Class of Securities)
378979 10 8

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☑ Rule 13d-1(c)
     ☐ Rule 13d-1(d)
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1	NAME OF REPORTING PERSON. I.R.S. Identification No. of Above Persons (Entities Only). H. Brian Thompson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		24,000(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,641,497(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,000(1)

WITH:	8	SHARED DISPOSITIVE POWER

2,641,497(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,665,497(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.6%(3)

12	TYPE OF REPORTING PERSON

IN
(1) Includes 18,000 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants.
(2) Includes 1,365,500 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants, and 881,899 shares of common stock issuable upon the conversion of convertible notes.
(3) Based on 14,479,678 shares outstanding as of December 31, 2007, as reported on the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 14, 2008.

1	NAME OF REPORTING PERSON. I.R.S. Identification No. of Above Persons (Entities Only). Universal Telecommunications, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,641,497(1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,641,497(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,641,497(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.4%(2)

12	TYPE OF REPORTING PERSON

IN
(1) Includes 1,365,500 shares of common stock issuable upon the exercise of Class W warrants and Class Z warrants, and 881,899 shares of common stock issuable upon the conversion of convertible notes.
(2) Based on 14,479,678 shares outstanding as of December 31, 2007, as reported on the Issuer’s Form S-1 filed with the Securities and Exchange Commission on January 14, 2008.

4

Item 1(a):	Name of Issuer.

Global Telecom & Technology, Inc.

Item 1(b):	Address of Issuer’s Principal Executive Offices.

8484 Westpark Drive, Suite 720 McLean, Virginia 22102

Item 2(a):	Name of Person Filing.

H. Brian Thompson (“Thompson”) Universal Telecommunications, Inc. (“UTI”)

Item 2(b):	Address of Principal Business Office or, if none, Residence.

1950 Old Gallows Road Vienna, Virginia 22182

Item 2(c):	Citizenship.

Thompson is a citizen of the United States. UTI is a Delaware corporation.

Item 2(d):	Title of Class of Securities.

Common Stock, par value $.0001 per share.

Item 2(e):	CUSIP Number.

378979 10 8

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Thompson is the record holder of 24,000 shares of Common Stock including 18,000 shares issuable upon the exercise of warrants.

UTI is the record holder of 2,641,497 shares of Common Stock (the “UTI Shares”) including 1,365,500 shares of common stock issuable upon the exercise of warrants, and 881,899 shares of common stock issuable upon the conversion of a convertible note. As the majority shareholder and Chief Executive Officer of UTI, Thompson may be

deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of the UTI Shares. Thompson disclaims ownership of the UTI Shares except to the extent of his pecuniary interest therein.

(b)	Percent of Class:

See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5:	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

Not Applicable. Each of the Reporting Persons expressly disclaims membership in a “group” as defined in Rule 13d-1(b)(ii)(J).

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

Not Applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

H. BRIAN THOMPSON

/s/ H. Brian Thompson H. Brian Thompson

UNIVERSAL TELECOMMUNICATIONS, INC.

By: Name:	/s/ H. Brian Thompson H. Brian Thompson
Title:	Chief Executive Officer